Exhibit 99.1

June 14, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES UPDATE ON CORICANCHA ACQUISITION

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) ("Great Panther"; or the "Company") reports an update on the previously announced agreement to acquire the Coricancha gold-silver-lead-zinc-copper mine and mill complex (the "CMC") from Nyrstar N.V. (“Nyrstar”). The CMC is located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima.  Under the terms of the agreement signed in December 2016, the acquisition is structured as a share purchase, whereby the Company's wholly owned Peruvian subsidiary will acquire all of the shares of Nyrstar Coricancha S.A. from subsidiaries of Nyrstar.

Recently, the Company and Nyrstar executed an Amended Share Purchase Agreement to reflect the reorganization of Nyrstar’s investments in Peru to facilitate its planned divestitures. The amendments to the Share Purchase Agreement do not materially impact the terms of the transactions announced in December 2016.  The transaction is still subject to several customary closing conditions which the Company and Nyrstar are aiming to complete before the end of June 2017, or shortly thereafter. Certain of these conditions depend on responses from third parties or authorities and therefore timing is subject to some uncertainty.

Once the transaction is completed, the Company's plans include further evaluations of the current mine and processing infrastructure, approximately 7,800 metres of underground drilling, environmental studies, and initiation of a preliminary feasibility study (PFS).  Depending upon the outcome of the PFS, development in support of operations could commence in 2018.  A resource update is underway and is expected to be completed in the third quarter of 2017.

In addition to finalizing the acquisition of the CMC in Peru, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company's growth objectives.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such forward-looking statements include, but are not limited to statements regarding: the timing and ability of the Company to complete the acquisition of the CMC, environmental and economic evaluations, including the initiation of a preliminary feasibility study, the timing of completion of a resource update, commencement of drill programs, and the timing of reactivating the CMC. These involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors involve, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, changes in project parameters, permitting risks, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, exploration results being indicative of future production, and other risks and uncertainties, including those described in the Company's Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com